UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
December 10, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

Press Release
Issued by Harmony Gold
Mining Company Limited
10 December 2007
For more details contact:
Graham Briggs
Acting Chief Executive
on +27(0)11 411 2012
or
Amelia Soares
General Manager,
Investor Relations
on +27 11 411 2314 or
+27 (0)82 654 9241
Corporate Office:
Randfontein Gold Mine
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For the comprehensive set of results please visit www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228
HARMONY IS GRANTED THE CONVERSION OF OLD ORDER MINING RIGHTS INTO NEW
ORDER MINING RIGHTS FOR ALL OF ITS SOUTH AFRICAN MINING OPERATIONS
Johannesburg. Monday 10 December 2007. Harmony Gold Mining Company Limited (Harmony) announced today that the Department of Minerals and Energy (DME) has approved and granted the conversion of its old order mining rights into new order mining rights in terms of the Minerals and Petroleum Resources Development Act (MPRDA) Act 28 of 2002.
Harmony has been granted 13 new order mining rights, in terms of the MPRDA, which cover all our South African gold mining operations: Evander Operation; Doornkop Operation; Randfontein Operations; Kalgold Operation; Orkney (ARMgold) Operations; Tshepong Operation; Target Operation; Bambanani Operation; Free State Operations; St Helena Operations; and Joel Operation.
The consultation process between Harmony, the DME and the municipalities resulted in enhanced local economic development (LED) commitments from Harmony’s various operations for the mining communities. The LED programmes focus on poverty alleviation; job creation, infrastructure and community development, which include low cost housing development; utilisation of vacant mining land for LED; job creation through environmental rehabilitation projects and mining of mining dumps and slimes dams.
Community skills development includes education infrastructure development; education promotion through programmes such as internship and mining community bursary schemes; SMME development; agricultural enterprise development; supplier development; health infrastructure development which will cover mainly primary health care facilities.
LED programmes that will benefit labour sending communities have also been identified through consultations with the relevant communities and the DME.
Acting Chief Executive Graham Briggs welcomed the DME’s decision, and says, “The granting of Harmony’s mining rights for our South African mining operations will create stability and long term sustainability of our business.”
He continues, “The granted mining rights and the commitments therein will also ensure that significant development will be made at the mining communities where our operations are located, and the labour sending communities from where many of our employees are recruited. The local economic development projects and programmes identified in our social and labour plans will go a long way to contribute to creating a better life for all concerned.”

The signing and execution of converted mining rights started in the Free State on 30 November 2007. The first mining right to be granted to Harmony covers the Target Operation. The DME and Harmony plans to execute all the converted Free State mining rights by 21 December 2007. Harmony has been granted seven mining rights in the Free State.
Harmony has also commenced with the process of signing and executing all the other granted mining rights at the other DME regions where our operations are located including North West, Gauteng and Mpumalanga, which we anticipate will be concluded by the end of January 2008.
The granting of the new order Harmony mining rights is the culmination of the journey that Harmony and the DME have travelled to ensure compliance with various aspects of the MPRDA which include the development of employees; mine community and rural development; improving housing, living conditions and nutrition for employees; preferential procurement and enterprise development; management of downscaling and retrenchment and promoting BBBEE or HDSA ownership. The focus now shifts to implementation of the commitments, undertakings made and continuous compliance with the MPRDA. We believe that the DME will continue to work closely with Harmony, as it does with other stakeholders in the mining and labour sending communities, in our quest to create value and contribute to a vibrant, profitable, safe, and environment-friendly mining industry in South Africa.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 10, 2007
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott

Title: Interim Financial Director